

Bradford & Bingley



PROCESSING
SECTION
RECEIVED
NOV 0 8 2006
151
SEC MAIL
WASH. DC

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



06018338

Tel. 01274 806106

3 November 2006

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
NOV 1 5 2006
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

11/14

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

F427 (02/2005)

18 October 2006

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**October 2006**	**September 2006**
Outstanding current balance of mortgages	£6,054,457,000	£5,115,592,560
Number of mortgages	72,652	65,595
Average loan balance	£83,335	£77,988
Weighted average current LTV	60.9%	58.6%
Arrears:		
1 month +	1.71%	1.54%
3 months +	0.23%	0.23%
12 months +	0%	0%
repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Mandy Pursey
Tel: +44 (0) 20 7067 5645
Email: mandy.pursey@bbg.co.uk

END

3 November 2006

Mortgage Portfolio Acquisition

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from Kensington Mortgage Company Ltd for a consideration of around £210 million.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total assets, which stood at £43.4 billion on 30 June 2006, by around 0.5%.

Note
The consideration figures include the assets purchased and a premium payable to the seller.

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
katherine.conway@bbg.co.uk

Media Relations
Mandy Pursey
+44 (0) 20 7067 5645
mandy.pursey@bbg.co.uk

END